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Filed by Sun Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sun Bancorp, Inc.
Commission File No. 333-116407

PRESS RELEASE—For Release

July 21, 2004

CONTACT:
Sun Bancorp, Inc.
Robert J. McCormack
President & Chief Executive Officer
570-523-4301
bmccormack@sunbankpa.com

Sun Bancorp, Inc. Reports 2004 Second Quarter Earnings

        Lewisburg, PA—Sun Bancorp, Inc. (NASDAQ:SUBI) today reported net income (unaudited) for the three months ended June 30, 2004 of $1,226,000, compared to $1,690,000 for the same period in 2003. Earnings per share for the three months ended June 30, 2004 were $0.16 per basic share compared to $.23 per basic share for the three months ended June 30, 2003.

        Core financial results for the first six months of 2004 compare favorably to results for the same period in 2003, with a 12.3% increase in net income, excluding securities gains. Including the impact of $2,497,000 in securities gains for the first six months of 2003 and $611,000 for the same period in 2004, reported net income for the six months June 30, 2004 was $2,735,000 or $.36 per basic share compared to $3,724,000 or $.52 per basic share for the first six months of 2003.

        During the second quarter of 2004, the company continued to experience improvement in non-interest income with an increase of $1,234,000 or 48.5% increase (excluding securities gains) for the three months ended June 30, 2004, compared to the second quarter of 2003. At June 30, 2004, non-interest income, excluding securities gains, represented 24.4% of total revenues, up from 16.4% for the same period in 2003. Contributions by Sun's insurance subsidiary, Mid-Penn Insurance, its leasing subsidiary, Bank Capital Services and recently acquired Sentry Trust were key elements to the company's successful second quarter in this area.

        The Company's net interest margin continued to be significantly impacted by a long-term debt funding concentration contributing to a 1.8% decline in net interest income in the second quarter of 2004 as compared to second quarter 2003 performance. Average loans outstanding for the quarter ended June 30, 2004 were 5.3% higher than the quarter ended June 30, 2003 levels. Total earning assets, however, declined 11.6% as accelerated prepayments on mortgage related investment securities decreased average investments outstanding by nearly 16%.

        "While we are not satisfied with the results for this quarter, we are pleased with our continued growth in non-interest income and our solid credit quality," commented Robert J. McCormack, president and chief executive officer of Sun Bancorp, Inc. "We are enthusiastic about our pending merger with Omega Financial Corporation. We believe there are significant revenue and efficiency opportunities as the two companies come together."

        Sun's disciplined credit process continues to be reflected in the credit quality results. Delinquency improved as compared to the first quarter 2004 and as compared to the same quarter last year. At June 30, 2004, nonperforming loans totaled 0.53% of total loans as compared to 0.70% last quarter and .55% at June 30, 2003.

        With over $1 billion in total assets Sun Bancorp, Inc., is the leading community bank in central Pennsylvania. Headquartered in Lewisburg, Pennsylvania, Sun operates 23 branches in Dauphin, Luzerne, Lycoming, Snyder, Union, Clinton and Northumberland counties. Sun serves the personal and commercial banking needs of residents and businesses throughout central and northeastern Pennsylvania. The company focuses on a relationship-based approach which is built around identifying and anticipating customer needs, and providing the financial expertise, advice, products and services to help clients reach their dreams and manage life's challenges. Sun also operates Mid-Penn Insurance Associates, SunBank Wealth Management and Private Banking, Sun Investment Services, SunBank Dealer Center, Bank Capital Services and is 30% owner of Sun Abstract & Settlement Services, LLC. With the 2004 first quarter acquisition of Sentry Trust Company, Sun Bancorp had $578 million in assets under management as of June 30, 2004. Sun Bancorp, Inc. entered into a merger agreement with Omega Financial Corporation. The acquisition of Sun Bancorp, Inc. (NASDAQ: SUBI) by Omega Financial Corporation (NASDAQ: OMEF) is expected to close late third quarter, pending regulatory and shareholder approval. For more information, visit the Sun's website at www.sunbankpa.com.

        This press release may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, specifically those concerning future performance, are subject to risks and uncertainties. Actual results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the possibility that increased demand or prices for the company's financial services and products may not occur, changing economic, interest rate and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the company's filings with the Securities and Exchange Commission. The foregoing list of factors is not exhaustive. Sun undertakes no obligation to publicly update or revise any forward-looking statements.

###

SUN BANCORP INC.
Consolidated Balance Sheet
(Unaudited)

(In Thousands, Except Share Data)	June 2004	June 2003	% Change
ASSETS
Cash and due from other financial institutions	$22,482	$29,504	-23.8%
Interest-bearing deposits in other financial institutions	2,263	16,919	-86.6%

Total cash and cash equivalents	24,745	46,423	-46.7%

Investment securities, available for sale, at fair market value	229,601	235,212	-2.4%
Loans and leases, net of unearned income	675,197	653,946	3.2%
Less: allowance for loan and lease losses	8,734	7,342	19.0%

Loans and leases, net	666,463	646,604	3.1%
Bank premises and equipment, net	32,413	19,712	64.4%
Goodwill	36,163	29,848	21.2%
Intangibles with finite lives	5,484	4,184	31.1%
Intangibles, other	147	—	N/A
Accrued interest	3,352	3,505	-4.4%
Bank-owned life insurance	33,817	32,604	3.7%
Other assets	13,492	9,322	44.7%

Total assets	$1,045,677	$1,027,414	1.8%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$67,195	$64,671	3.9%
Interest-bearing	577,242	583,758	-1.1%

Total deposits	644,437	648,429	-0.6%
Short-term borrowings	43,633	24,699	76.7%
Long-term borrowings, Federal Home Loan Bank	224,110	230,652	-2.8%
Long-term borrowings, other	11,900	16,900	-29.6%
Subordinated debentures	18,078	18,866	-4.2%
Accrued interest and other liabilities	17,786	6,831	160.4%

Total liabilities	959,944	946,377	1.4%

Shareholders' equity:
Common stock, no par value;	92,413	85,367	8.3%
Retained earnings (deficit)	(3,784)	(3,931)	3.7%
Accumulated other comprehensive income	(2,896)	1,525	-289.9%
Less: Treasury stock, at cost	—	(1,924)	100.0%

Total shareholders' equity	85,733	81,037	5.8%

Total liabilities and shareholders' equity	$1,045,677	$1,027,414	1.8%

SUN BANCORP, INC.
Consolidated Income Statement
(Unaudited)

	For The Three Months Ended June 30			For the Six Months Ended June 30
(In Thousands, Except Net Income Per Share Data)	2004	2003	% Change	2004	2003	% Change
Taxable equivalent net interest income	6,043	6,150	-1.7%	12,370	11,945	3.6%
Interest and dividend income:
Loans and leases, including fees	$9,733	$10,347	-5.9%	$19,625	$20,042	-2.1%
Investment securities
Taxable	1,718	2,251	-23.7%	3,447	4,550	-24.2%
Tax exempt	179	214	-16.4%	382	445	-14.2%
Dividends	44	95	-53.7%	90	206	-56.3%
Deposits in other financial institutions	20	39	-48.7%	33	91	-63.7%

Total interest and dividend income	11,694	12,946	-9.7%	23,577	25,334	-6.9%

Interest expense:
Deposits	2,465	3,071	-19.7%	4,812	6,198	-22.4%
Short-term borrowings	60	140	-57.1%	150	247	-39.3%
Long-term borrowings	2,899	3,346	-13.4%	5,800	6,484	-10.5%
Subordinated debentures	453	465	-2.6%	909	933	-2.6%

Total interest expense	5,877	7,022	-16.3%	11,671	13,862	-15.8%

Net interest income	5,817	5,924	-1.8%	11,906	11,472	3.8%
Provision for loan and lease losses	450	405	11.1%	885	810	9.3%

Net interest income after provision for loan & lease losses	5,367	5,519	-2.8%	11,021	10,662	3.4%

Non-interest income:
Service charges on deposit accounts	1,057	983	7.5%	2,096	1,828	14.7%
Trust income	564	203	177.8%	896	422	112.3%
Net security gains	502	1,001	-49.9%	611	2,497	-75.5%
Investment product sales	246	78	215.4%	411	102	302.9%
Bank-owned life insurance	331	317	4.4%	643	642	0.2%
Insurance subsidiary	469	340	37.9%	1,130	363	211.3%
Net gain on sale of loans	62	43	44.2%	96	304	-68.4%
Leasing fees	253	262	-3.4%	525	563	-6.7%
Other income	798	320	149.4%	1,469	716	105.2%

Total non-interest income	4,282	3,547	20.7%	7,877	7,437	5.9%

Non-interest expense:
Salaries and employee benefits	3,677	3,415	7.7%	7,170	6,581	9.0%
Net occupancy expense	442	332	33.1%	880	715	23.1%
Furniture and equipment expenses	547	503	8.7%	1,077	990	8.8%
Amortization of intangibles with finite lives	126	38	231.6%	234	38	515.8%
Other expenses	3,452	2,853	21.0%	6,402	5,380	19.0%

Total non-interest expense	8,244	7,141	15.4%	15,763	13,704	15.0%

Income before income tax provision	1,405	1,925	-27.0%	3,135	4,395	-28.7%
Income tax provision	179	235	-23.8%	400	671	-40.4%

Net income	$1,226	$1,690	-27.5%	$2,735	$3,724	-26.6%

Net income per share—Basic	$0.16	$0.23	-30.4%	$0.36	$0.52	-29.6%

Weighted average number of shares outstanding—Basic	7,689,708	7,210,518	6.6%	7,511,383	7,196,333	4.4%

Net income per share—Diluted	$0.16	$0.23	-30.4%	$0.36	$0.52	-30.8%

Weighted average number of shares outstanding—Diluted	7,721,239	7,241,897	6.6%	7,533,030	7,219,243	4.3%

*
Earnings before amortization of goodwill and core deposit intangible assets and merger expense.

	Quarter Ended
(Dollars in Thousands, Except Per Share Data)
	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
Operating Data
Net income	$1,226	$1,509	$983	$1,821	$1,690
Net interest income	5,817	6,089	5,829	5,973	5,924
Provision for loan losses	450	435	405	405	405
Non-interest income	4,282	3,595	3,065	3,728	3,547
Non-interest expense	8,244	7,519	7,634	7,155	7,141
Performance Statistics
Net interest margin	2.68%	2.85%	2.69%	2.70%	2.69%
Annualized return on average assets	0.47%	0.59%	0.38%	0.70%	0.66%
Annualized return on average equity	5.60%	6.87%	4.99%	9.15%	8.30%
Annualized net loan charge-offs to avg loans	0.09%	-0.14%	-0.07%	0.31%	0.15%
Net charge-offs (recoveries)	151	(246)	(120)	517	234
Efficiency ratio	84.6	77.4	80.9	78.9	83.7
Net income per employee	4	5	3	6	6
Per Share Data
Basic earnings per share	$0.16	$0.21	$0.14	$0.25	$0.23
Diluted earnings per share	0.16	0.21	0.14	0.25	0.23
Dividend declared per share	0.1815	0.1815	0.1815	0.1815	0.1815
Book value	11.13	11.66	11.03	11.01	11.24
Common stock price:
High	23.15	20.28	21.29	22.14	22.48
Low	18.79	17.87	18.36	17.80	19.60
Close	22.39	19.50	18.96	18.22	20.13
Weighted average common shares:
Basic	7,690	7,333	7,179	7,189	7,211
Fully Diluted	7,721	7,357	7,203	7,214	7,242
End-of-period common shares:
Issued	7,705	7,679	7,320	7,319	7,319
Treasury	—	—	141	141	111

	Quarter Ended
(Dollars in Thousands, Except Per Share Data)
	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
Financial Condition Data:
General
Total assets	$1,045,677	$1,037,218	$1,028,253	$1,033,917	$1,027,414
Loans, net	666,463	675,791	672,223	663,339	646,604
Intangibles	41,794	41,920	33,538	33,981	34,032
Total deposits	644,437	647,605	614,550	651,512	648,429
Non interest bearing	67,195	69,794	69,640	66,118	64,671
Savings	84,723	84,578	82,416	88,106	89,806
NOW	164,476	161,376	164,803	170,001	163,018
Money Market	43,877	34,472	22,461	26,726	27,887
Time Deposits	284,166	297,385	275,230	300,561	303,047
Total interest bearing deposits	577,242	577,811	544,910	585,394	583,758
Core deposits*	360,271	350,220	339,320	350,951	345,382
Trust preferred securities & subordinated debt	18,078	18,866	18,866	18,866	18,866
Shareholders' equity	85,733	89,539	79,182	79,015	81,037
Trust assets under management	578,048	588,642	162,150	148,144	148,156
Asset Quality
Non-performing assets	$4,586	$6,033	$5,203	$4,596	$4,592
Non-performing assets to total assets	0.44%	0.58%	0.51%	0.44%	0.45%
Allowance for loan losses	8,734	8,435	7,754	7,229	7,342
Allowance for loan losses to total loans	1.29%	1.23%	1.14%	1.08%	1.12%
Allowance for loan losses to non- performing loans	245.34%	175.77%	194.97%	201.48%	204.57%
Non performing loans to total loans	0.53%	0.70%	0.58%	0.54%	0.55%
Capitalization—Bancorp
Shareholders' equity to total assets	8.20%	8.63%	7.70%	7.64%	7.89%

*
Core deposits are defined as total deposits less time deposits

Sun Bancorp, Inc.
Distribution of Assets, Liabilities, and Shareholders' Equity

	For the Three Months Ended						For the Year-to-Date
	June 30, 2004			June 30, 2003			June 30, 2004			June 30, 2003
(In Thousands)	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
ASSETS
Interest-earning assets:
Interest-bearing deposits	$8,603	$20	0.93%	$11,528	$39	1.36%	$7,300	$33	0.91%	$14,486	$91	1.27%
Loans (net of unearned income)	676,904	9,866	5.86%	642,585	10,463	6.53%	678,162	19,892	5.90%	624,133	20,285	6.55%
Investments:
Taxable	205,066	1,762	3.44%	243,753	2,346	3.85%	196,354	3,537	3.60%	231,458	4,756	4.11%
Tax-exempt	16,228	272	6.70%	19,597	324	6.62%	17,376	579	6.66%	19,452	675	6.94%

Total interest-earning assets	906,801	11,920	5.28%	917,463	13,172	5.76%	899,192	24,041	5.36%	889,529	25,807	5.84%

Noninterest-earning assets:
Cash and due from banks	23,708			22,245			24,127			20,761
Bank premises & equipment	32,259			18,723			30,731			17,442
Accrued interest and other assets	85,808			76,932			85,376			73,614
Less: Allowance for loan losses	(8,584)			(7,101)			(8,268)			(6,737)
Unamortized loan fees	322			218			330			212

Total assets	$1,040,314			$1,028,480			$1,031,488			$994,821

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
NOW Accounts	$170,215	$230	0.54%	$165,746	$350	0.85%	$166,263	$428	0.52%	$161,147	$728	0.91%
Insured Money Market Accounts	39,428	135	1.38%	28,369	98	1.39%	32,961	198	1.21%	27,072	197	1.47%
Savings deposits	84,735	69	0.33%	87,172	201	0.92%	84,008	149	0.36%	83,069	393	0.95%
Time deposits	296,870	2,031	2.75%	291,711	2,422	3.33%	292,058	4,037	2.78%	283,880	4,880	3.47%
Short-term borrowings	24,356	60	0.99%	48,081	140	1.17%	32,576	150	0.93%	40,704	247	1.22%
Subordinated debentures	18,606	453	9.74%	19,646	465	9.47%	18,736	909	9.70%	19,651	933	9.50%
Other borrowed funds	240,824	2,899	4.84%	243,318	3,346	5.52%	239,490	5,800	4.87%	233,564	6,484	5.60%

Total interest-bearing liabilities	875,034	5,877	2.70%	884,043	7,022	3.19%	866,092	11,671	2.71%	849,087	13,862	3.29%

Noninterest-bearing liabilities and shareholders' equity:
Demand deposits	69,872			60,180			68,459			58,203
Accrued interest and other liabilities	7,824			2,798			9,151			5,603
Shareholders' equity	87,584			81,459			87,786			81,928

Total liabilities and shareholders' equity	$1,040,314			$1,028,480			$1,031,488			$994,821

Interest rate spread			2.58%			2.57%			2.65%			2.55%

Net interest income/margin		$6,043	2.68%		$6,150	2.69%		$12,370	2.77%		$11,945	2.71%

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SUN BANCORP INC. Consolidated Balance Sheet (Unaudited)
SUN BANCORP, INC. Consolidated Income Statement (Unaudited)